Innova Holdings, Inc.
                       17105 San Carlos Blvd., Suite A6151
                              Fort Myers, FL 33931

July 18, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re:   Innova Holdings, Inc. (the "Company")
      Form 10-KSB for the year ended December 31, 2004
      Filed April 19, 2005
      File No. 0-33231

Gentlemen:

In response to your comment letter dated July 14, 2005, we have enclosed two copies of our response to your comment letter.

The following responses are keyed to the numbered comments in your comment letter:

Financial Statements

Note 4 - Capital Stock, page 43

Comment

      1. We have read your response to prior comment 3. We note that the Series A Preferred Stock was assumed as part of RWT's recapitalization. However, considering that the transaction with RWT was accounted for as a reverse merger, we would expect your financial statements to be those of RWT, the accounting acquirer, and to include the effect of any discount pursuant to EITF 98-5 resulting from the allocation of proceeds to the beneficial conversion feature at the time the preferred stock was issued by RWT. In that regard, we are unable to agree with your conclusion that since there were no proceeds associated with the assumption of the Series A Preferred Stock, there were no beneficial conversion features. Please tell us your basis in GAAP for this accounting treatment and cite the relevant accounting literature that supports your conclusion.

Response

      1. The financial statements are those of RWT, the accounting acquirer, since the transaction between RWT and Innova was accounted for as a reverse merger. The Series A Preferred Stock was not issued by RWT, but was issued by Innova prior to the reverse merger. Any proceeds from the issuance of the Series A Preferred Stock was received by Innova, not RWT. Accordingly, there were no beneficial conversion features that RWT had to recognize since RWT did not issue the securities nor did RWT receive any proceeds from their issuance.


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Comment

      2. We note that you filed an amendment to your Form 10-KSB on June 24, 2005 to report loss applicable to common shareholders as a result of the beneficial conversion feature on Series B Preferred Stock. Please tell us why you amortized the discount through additional paid-in capital rather than accumulated deficit. In addition, tell us what consideration you gave to the filing of an Item 4.02 Form 8-K.

Response

      2. The securities in question are the Series B Preferred Stock of the Company. In applying EITF 98-5, the management of the Company took guidance from paragraph 8, which states the following:

      "8. For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method."

Since these securities are "convertible preferred securities" the beneficial conversion feature was treated as a dividend and recognized as a return to the preferred shareholders at the time of issuance since they had the right to convert into common stock at that time, this being the minimum period.

Management considered if the filing of the Form 10-KSB/A required the filing of a Form 8-K regarding whether previously issued financial statements should no longer be relied upon. Management's conclusion was that the filing was not necessary. In reaching this decision, Management took into account that the amended financial statements did not include any changes to the Company's Balance Sheet and Statements of Cash Flows for the periods covered in the report. Management also noted that the change to the Company's Statements of Operations did not involve any changes to the Company's operating results or net loss per share.

Comment

      3. We have read your response to prior comment 4. We reissue the portion of the comment that asked you to tell us the quoted market price of your stock at the time the 2004 options were granted and their related exercise price. Please refer to paragraph 10 of APB 25.

Response

      3. Regarding our response to prior comment 4, the quoted market price of the Company's common stock at the time the options are treated as issued in connection with the reverse acquisition was $.0063 and their related exercise price was $.01. The options were initially issued by Innova in 2003 prior to the reverse merger which occurred in August 2004. These options would have been terminated as of the date of the reverse merger if they were not considered part of the recapitalization of RWT. Accordingly, the obligation to honor these options was negotiated as part of RWT's recapitalization and effectively re-issued at the time of the reverse merger. Since the financial statements are those of RWT, the issuance date is the date RWT effectively issued the options, which is date of the merger agreement. Because of this required accounting treatment, the market price at the time the options were granted is not required information in order to account for the options.


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      Based on the forgoing, it is Management's belief that no additional amendment to the Form 10-KSB is required.

Sincerely,


/s/ Walter K. Weisel
Walter K. Weisel
Chairman of the Board and Chief Executive Officer